Ex-(a)(5)

NYLI MacKay DefinedTerm Muni Opportunities Fund Announces Commencement of Tender Offer

NEW YORK, October 17, 2024 – NYLI MacKay DefinedTerm Muni Opportunities Fund (the “Fund”) (NYSE: MMD) today commenced a tender offer. The Fund will conduct a tender offer allowing shareholders to offer up to 100% of their shares for repurchase for cash at a price per share equal to 100% of the net asset value per share determined on the date the tender offer expires. The tender offer will expire on November 14, 2024, at 5:00 p.m. Eastern time, or on such later date to which the offer is extended.

“The Fund has provided shareholders with compelling returns and tax-exempt income since its inception,” said Bob DiMella, portfolio manager of the Fund and co-head of MacKay Municipal ManagersTM. “We believe the municipal fixed income markets are poised for another strong decade and are confident that the investment team will continue to successfully implement the Fund’s investment strategy if shareholders elect to remain invested in the Fund.”

The Fund was the #1 performing fund based upon both its price return and its NAV return among 37 Muni National Long closed-end funds over the trailing 10-year period ending September 30, 2024.1 The Fund has paid steady monthly distributions amounting to $12.43 per share in total since its inception in June 2012, none of which contained return of capital.

The completion of the Fund’s tender offer is subject to certain conditions, including that the aggregate net assets of the Fund must equal or exceed $200 million as of the expiration date of the tender offer, taking into account the amounts that would be paid to shareholders who have properly tendered their shares. If the Fund’s net assets after the tender offer would be less than $200 million, the tender offer shall be cancelled, no common shares will be repurchased and the Fund will dissolve on December 31, 2024. If undertaken, this dissolution may take a significant amount of time and result in the Fund holding large amounts of uninvested cash. As a result, in such a case, there could be times when the Fund is not pursuing its investment objective or is not being managed consistent with its stated investment strategies.

Additional terms and conditions of the tender offer will be set forth in the Fund’s tender offer documents, which will be distributed to common shareholders.

The Fund will declare its regular monthly distribution according to a modified schedule. The following dates will apply to the Fund’s November and December 2024 monthly distributions:

Month	Declaration Date	Ex-Date	Record Date	Payable Date
November 2024	11/1/2024	11/21/2024	11/21/2024	11/29/2024
December 2024[2]	12/2/2024	12/16/2024	12/16/2024	12/31/2024

Shareholders participating in the tender offer will not receive the November or December 2024 monthly distributions on tendered shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission (“SEC”) as exhibits to a tender offer statement on Schedule TO. Common shareholders should read the Fund’s offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the Fund’s tender offer. The offer to purchase and related letter of transmittal are available free of charge at the SEC’s website at www.sec.gov and from the Fund by calling your financial advisor or Georgeson, LLC, the information agent for the Fund’s tender offer, at (888) 658-5755.

[1]

Over the trailing one-year period ending September 30, 2024, the Fund’s price return and NAV return rank 41 and 39, respectively, among 42 Muni National Long closed-end funds. Over the trailing five-year period ending September 30, 2024, the Fund’s price return and NAV return rank 27 and 7, respectively, among 39 Muni National Long closed-end funds.

[2]	If necessary.

The Fund’s daily New York Stock Exchange closing prices, net asset values per share, as well as other information are available by clicking here or by calling the Fund’s shareholder servicing agent at (855) 456-9683.

For more insights from MacKay Municipal Managers™ and our New York Life Investments affiliates click here.

There are risks inherent in any investment, including market risk, interest rate risk, credit risk and the possible loss of principal. There can be no assurance that the Fund’s investment objectives will be achieved. Shares of closed-end funds frequently trade at a discount from their net asset value, which may increase investor risk.

Past performance is no guarantee of future results, which will vary.

About New York Life Investments

With over $727 billion in assets under management as of June 30, 2024, New York Life Investments, a Pensions & Investments’ Top 30 Largest Money Manager3, is comprised of the affiliated global asset management businesses of its parent company, New York Life Insurance Company, and offers clients access to specialized, independent investment teams through its family of affiliated boutiques. New York Life Investments remains committed to clients through a combination of the diverse perspectives of its boutiques and a long-lasting focus on sustainable relationships.

About MacKay Municipal Managers™

MacKay Municipal ManagersTM is a recognized leader in active municipal bond investing and is entrusted with $77 billion in assets under management, as of 6/30/24. The team manages a suite of highly rated municipal bond solutions available in multiple vehicles. MacKay Municipal ManagersTM is a fundamental relative-value bond manager that combines a top-down approach with bottom-up, credit research. Our investment philosophy is centered on the belief that strong long-term performance can be achieved with a relative value, research driven approach in a highly fragmented, inefficient municipal bond market.

About MacKay Shields LLC

MacKay Shields LLC (together with its subsidiaries, “MacKay”)4, a New York Life Investments Company, is a global asset management firm with $144 billion in assets under management5 as of June 30, 2024. MacKay manages fixed income strategies for high-net worth individuals and institutional clients through separately managed accounts and collective investment vehicles including private funds, UCITS, ETFs, closed end funds and mutual funds. MacKay provides investors with specialty fixed income expertise across global fixed income markets including municipal bonds, structured credit, corporate credit and emerging markets debt. The MacKay client experience provides investors direct access to senior investment professionals. MacKay maintains offices in New York City, Princeton, Los Angeles, London and Dublin. For more information, please visit www.mackayshields.com or follow us on Twitter or LinkedIn.

Media Contact:

Sara Guenoun | New York Life | (212) 576-4757 | Sara_j_Guenoun@newyorklife.com

Investors Contact:

855-456-9683

[3]

New York Life Investment Management ranked 26th largest institutional investment manager in Pensions & Investments’ Largest Money Managers 2024 published June 2024, based on worldwide institutional AUM as of 12/31/23. No direct or indirect compensation was paid for the creation and distribution of this ranking.

[4]	MacKay is a wholly owned subsidiary of New York Life Investment Management Holdings LLC, which is wholly owned by New York Life Insurance Company.
[5]

Assets under management (AUM) as of June 30, 2024 represents assets managed by MacKay LLC and its subsidiaries but excludes certain accounts and other assets over which MacKay continues to exercise discretionary authority to liquidate but which are no longer actively managed.